Exhibit 99.2

STERLITE INDUSTRIES (INDIA) LIMITED

Regd. Office: SIPCOT Industrial Complex,

Madurai ByPass Road, TV Puram P.O., Tuticorin-628002, Tamilnadu

STATEMENT OF AUDITED CONSOLIDATED RESULTS FOR THE QUARTER AND YEAR ENDED MARCH 31, 2013

PART I	(Rs in Crore except as stated)

		Quarter ended						Year ended
S. No.	Particulars	31.03.2013 (Audited) (Refer note 9)		31.12.2012 (Unaudited)		31.03.2012 (Unaudited) (Refer note 9)		31.03.2013 (Audited)	31.03.2012 (Audited)
1	Income from Operations
	a) Net Sales/Income from Operations (Net of excise duty)	12,609.18		10,692.40		10,756.81		44,921.89	40,966.77
	b) Other Operating Income	64.58		45.11		56.12		240.40	212.17

	Total Income from operations (net)	12,673.76		10,737.51		10,812.93		45,162.29	41,178.94

2	Expenses
	a) Cost of materials consumed #	4,598.08		5,458.05		4,793.07		20,748.43	18,712.27
	b) Purchases of stock-in-trade	52.46		4.28		2.45		56.74	12.07
	c) Changes in inventories of finished goods, work-in-progress and stock-in-trade	1,121.81		(439.72)		58.08		134.99	119.67
	d) Employee benefits expense	503.46		474.73		421.47		1,879.94	1,612.21
	e) Depreciation and amortisation expense	453.36		538.19		502.75		2,031.78	1,829.81
	f) Power & Fuel charges	1,081.08		1,007.71		1,024.65		4,419.63	4,040.07
	g) Exchange loss/(gain)	—		—		(184.04)		—	305.26
	h) Other expenses	2,010.15		1,905.58		1,812.31		7,453.68	6,514.07

	Total Expenses	9,820.40		8,948.82		8,430.74		36,725.19	33,145.43

3	Profit from Operations before other income, finance costs & Exceptional Items	2,853.36		1,788.69		2,382.19		8,437.10	8,033.51

4	a) Other Income	798.35		858.97		773.34		3,453.24	3,163.21

	b) Exchange loss/(gain)	(77.88)		62.50		—		(16.84)	—

5	Profit from ordinary activities before finance costs and Exceptional Items	3,729.59		2,585.16		3,155.53		11,907.18	11,196.72

6	Finance costs	275.77		226.85		250.41		922.24	852.42

7	Profit from ordinary activities after finance costs but before Exceptional Items	3,453.82		2,358.31		2,905.12		10,984.94	10,344.30

8	Exceptional items	117.53		—		431.87		117.53	472.64

9	Profit from Ordinary Activities before tax	3,336.29		2,358.31		2,473.25		10,867.41	9,871.66

10	Tax expense (including deferred tax and net of MAT credit entitlement)	418.03		355.53		486.65		1,618.39	2,110.55

11	Net Profit from Ordinary activities after Tax	2,918.26		2,002.78		1,986.60		9,249.02	7,761.11

12	Extraordinary Items (net of tax expense)	—		—		—		—	—

13	Net Profit for the period	2,918.26		2,002.78		1,986.60		9,249.02	7,761.11

14	Consolidated share in the loss of Associate	(206.39)		(226.08)		(159.81)		(659.79)	(772.27)

15	Minority Interest	787.24		585.29		549.90		2,528.91	2,160.92

16	Net Profit after taxes, minority interest and consolidated share in loss of associate	1,924.63		1,191.41		1,276.89		6,060.32	4,827.92

17	Paid-up equity share capital (Face value of Re 1 each)	336.12		336.12		336.12		336.12	336.12
18	Reserves excluding Revaluation Reserves as per balance sheet							50,619.05	45,719.56
19	Earnings Per Share (Rs) (Not annualised)*
	-Basic	5.73	*	3.54	*	3.80	*	18.03	14.36
	-Diluted	5.73	*	3.54	*	3.61	*	18.03	14.36

#	Comprises net of exchange loss/(gain) - Rs 2.16 Crore in Q4 FY 2012-13, Rs 10.35 Crore in Q3 FY 2012-13, Rs (67.34) Crore in Q4 FY 2011-12, Rs 343.45 Crore in FY 2012-13, Rs 494.32 Crore in FY 2011-12

PART II

		Quarter ended			Year ended
S. No.	Particulars	31.03.2013 (Audited)	31.12.2012 (Unaudited)	31.03.2012 (Unaudited)	31.03.2013 (Audited)	31.03.2012 (Audited)
A	PARTICULARS OF SHAREHOLDING
1	Public Shareholding (excluding shares against which ADRs are issued)
	Number of Shares	1,120,161,691	1,127,713,699	1,150,916,415	1,120,161,691	1,150,916,415
	Percentage of Shareholding	33.33%	33.55%	34.24%	33.33%	34.24%

2	Promoters & Promoter Group Shareholding (Excluding shares against which ADRs are issued) $
(a)	Pledged/Encumbered
	- Number of Shares	—	—	—	—	—
	- Percentage of shares	—	—	—	—	—
	(as a % of the total shareholding of promoter and promoter group)
	- Percentage of shares	—	—	—	—	—
	(as a % of the total share capital of the Company)
(b)	Non-encumbered
	- Number of Shares	1,791,932,643	1,791,932,643	1,791,871,911	1,791,932,643	1,791,871,911
	- Percentage of shares	100.00%	100.00%	100.00%	100.00%	100.00%
	(as a % of the total shareholding of promoter and promoter group)
	- Percentage of shares	53.31%	53.31%	53.31%	53.31%	53.31%
	(as a % of the total share capital of the Company)

$ The Promoter and Promoter group in addition to the equity shareholding also hold 4.92% of the equity capital in the form of ADR represented by 16,54,87,852 equity shares as on March 31, 2013.

	Particulars	Quarter ended 31.03.2013
B	INVESTOR COMPLAINTS
	Pending at the beginning of the quarter	—
	Received during the quarter	16
	Disposed of during the quarter	16
	Remaining unresolved at the end of the quarter	—

(Rs in Crore)

		Quarter ended			Year ended
S. No.	Segment Information	31.03.2013 (Audited) (Refer note 9)	31.12.2012 (Unaudited)	31.03.2012 (Unaudited) (Refer note 9)	31.03.2013 (Audited)	31.03.2012 (Audited)
1	Segment Revenue
a)	Copper	5,783.05	5,071.68	4,945.42	21,199.57	19,513.86
b)	Aluminium	953.85	832.18	868.04	3,425.73	3,111.84
c)	Zinc, Lead and Silver
	(i) Zinc & Lead - India	3,208.80	2,472.66	2,652.37	10,231.46	9,999.89
	(ii) Silver - India	611.04	644.43	409.24	2,092.66	1,131.99
	(iii) Zinc - International	1,130.25	1,064.78	1,009.46	4,331.26	4,108.00

	Total	4,950.09	4,181.87	4,071.07	16,655.38	15,239.88
d)	Power	857.95	524.90	731.73	3,167.32	2,564.92
e)	Others	78.18	106.33	165.85	604.47	788.93

	Total	12,623.12	10,716.96	10,782.11	45,052.47	41,219.43

Less:	Inter Segment Revenues	13.94	24.56	25.30	130.58	252.66

	Net Sales/Income from Operations	12,609.18	10,692.40	10,756.81	44,921.89	40,966.77

2	Segment Results
	(Profit before tax & interest)
a)	Copper	334.26	160.26	272.82	971.68	1,256.75
b)	Aluminium	29.01	8.94	23.40	84.99	175.31
c)	Zinc, Lead and Silver
	(i) Zinc & Lead - India	1,559.16	1,037.33	1,128.77	4,370.01	4,498.37
	(ii) Silver - India	454.90	307.40	355.06	1,472.58	986.70
	(iii) Zinc - International	291.80	289.28	221.45	1,011.13	1,168.66

	Total	2,305.86	1,634.01	1,705.28	6,853.72	6,653.73
d)	Power	207.68	34.07	151.61	621.74	344.27
e)	Others	(12.94)	4.26	0.10	10.39	74.13

	Total	2,863.87	1,841.54	2,153.21	8,542.52	8,504.19

Less:	Finance costs	275.77	226.85	250.41	922.24	852.42
Add:	Other unallocable income net off expenses	865.72	743.62	1,002.32	3,364.66	2,692.53
Less:	Exceptional items	117.53	—	431.87	117.53	472.64

	Profit before tax	3,336.29	2,358.31	2,473.25	10,867.41	9,871.66

3	Capital Employed
	(Segment Assets less Segment Liabilities)
a)	Copper	6,212.67	5,493.33	4,485.81	6,212.67	4,485.81
b)	Aluminium	10,109.61	9,834.76	9,178.36	10,109.61	9,178.36
c)	Zinc, Lead and Silver
	(i) Zinc - India	10,165.62	10,545.11	8,840.75	10,165.62	8,840.75
	(ii) Zinc - International	4,088.90	4,653.06	5,142.44	4,088.90	5,142.44

	Total	14,254.52	15,198.17	13,983.19	14,254.52	13,983.19
d)	Power	14,496.52	14,237.46	12,501.80	14,496.52	12,501.80
e)	Others	782.99	813.60	644.61	782.99	644.61
f)	Unallocated	19,382.74	17,663.09	17,460.90	19,382.74	17,460.90

	Total	65,239.05	63,240.41	58,254.67	65,239.05	58,254.67

The main business segments are, (a) Copper which consist of mining of copper concentrate, manufacturing of copper cathode, continuous cast copper rod, anode slime from purchased concentrate and manufacturing of precious metal from anode slime (b) Aluminium which consist of mining of bauxite and manufacturing of various aluminium products (c) Zinc which consists of mining of ore, manufacturing of zinc and lead ingots and silver, both from own mining and purchased concentrate (d) Power which consists of Power excluding captive power but including power facilities predominantly engaged in generation and sale of commercial power and (e) Other business segment comprise of Phosphoric Acid, Paper, Infrastructure etc. The assets and liabilities that cannot be allocated between the segments are shown as unallocated corporate assets and liabilities respectively.

Additional intra segment information of revenues and results for the Zinc, Lead and Silver segment have been provided to enhance understanding of segment business.

CONSOLIDATED STATEMENT OF ASSETS & LIABILITIES	(Rs in Crore	)

Particulars		As at 31.03.2013 (Audited)	As at 31.03.2012 (Audited)
A	EQUITY AND LIABILITIES
1	SHAREHOLDERS’ FUNDS
	a) Share Capital	336.12	336.12
	b) Reserves & Surplus	50,619.05	45,719.56

	Sub total - Shareholders’ funds	50,955.17	46,055.68

2	Minority Interest	14,283.88	12,198.99
3	Non-current liabilities
	(a) Long-term borrowings	10,623.18	7,448.64
	(b) Deferred tax liabilities (Net)	2,399.25	2,208.27
	(c) Other Long term liabilities	1,031.79	521.61
	(d) Long-term provisions	951.88	893.00

	Sub total - Non-current liabilities	15,006.10	11,071.52

4	Current liabilities
	(a) Short-term borrowings	7,990.01	7,023.86
	(b) Trade payables	3,340.59	3,471.07
	(c) Other current liabilities	6,101.09	5,197.83
	(d) Short-term provisions	953.41	611.30

	Sub total - Current liabilities	18,385.10	16,304.06

	TOTAL - EQUITY AND LIABILITIES	98,630.25	85,630.25

B	ASSETS
1	Non-current assets
	(a) Fixed assets	40,170.74	33,501.46
	(b) Goodwill on consolidation	3,832.08	4,061.47
	(c) Non-current investments	2,038.49	3,205.43
	(d) Deferred tax assets (Net)	14.86	—
	(e) Long-term loans and advances	3,810.03	4,709.54
	(f) Other non-current assets	765.61	515.27

	Sub total - Non-current assets	50,631.81	45,993.17

2	Current assets
	(a) Current investments	15,051.46	14,419.94
	(b) Inventories	7,076.48	4,498.06
	(c) Trade receivables	1,638.21	1,818.18
	(d) Cash and cash equivalents	9,432.55	8,539.20
	(e) Short-term loans and advances	14,263.24	9,941.97
	(f) Other current assets	536.50	419.73

	Sub total - Current assets	47,998.44	39,637.08

	TOTAL - ASSETS	98,630.25	85,630.25

Notes:-

1	The above results for the quarter and year ended March 31, 2013 have been reviewed by Audit Committee at its meeting. The Board of Directors at its meeting held on April 29, 2013 approved the above results and its release.

2	The Board of Directors has declared a second interim dividend of 120% which is Rs 1.20 per equity share in its meeting held on April 29, 2013. The total interim dividend for financial year 2012-13 is 230% which is Rs 2.30 per equity share and no final dividend is proposed to be declared.

3	(a) Arising from the announcement of the Institute of Chartered Accountants of India (ICAI) on March 29, 2008 the Company had adopted Accounting Standard (AS) 30 – ‘Financial Instruments: Recognition and Measurement’ effective from accounting year ended March 31, 2008 alongwith consequential revisions to other Accounting Standards. Accordingly 4 % Convertible Senior Notes, issued in October 2009, has been accounted for as per AS 30 wherein the conversion option has been measured at the fair value through profit and loss account and the Notes carried at amortised cost. If AS 30 had not been adopted for this transaction, for the quarter and year ended March 31, 2013, other income would have been lower by Rs 5.21 Crore and Rs 29.91 Crore, finance costs would have been lower by Rs 23.43 Crore and Rs 141.47 Crore and profit after tax would have been lower by Rs 3.65 Crore and higher by Rs 73.64 Crore.

(b) With effect from April 1, 2012, Sterlite Infra Limited (“SIL”), a wholly owned subsidiary of the Company, has adopted AS 30, to conform to the group accounting policy followed in this respect. Accordingly, effective from April 1, 2012, certain foreign exchange hedging instruments which qualify for being designated as “hedges of net investment in foreign operation”, have been so designated. Consequently, the unrealised mark to market exchange losses on such forward exchange contracts have been recognised in the reserves. As a result of the above, the consolidated profit after tax is lower by Rs 21.40 Crore for the quarter ended March 31, 2013 and higher by Rs 178.33 Crore for the year ended March 31, 2013.

4	(a) In response to alleged public complaints of emission, Tamil Nadu Pollution Control Board (TNPCB) ordered closure of the Tuticorin Copper Smelter on March 29, 2013. The Company’s appeal against the TNPCB order has been admitted by National Green Tribunal (NGT). An expert committee constituted by NGT has submitted its report and the matter is now being heard by NGT.

(b) In the Special Leave Petition (SLP) filed by the Company against the closure order of Tuticorin copper smelter, the Hon’ble Supreme Court vide its judgment dated April 02, 2013, has set aside the order of the Madras High Court. The Supreme Court has also directed the Company to deposit Rs 100 Crore within three months with the District Collector Tuticorin for improvement of air and water environment quality in the vicinity of the plant. This amount has been recognized in the statement of profit and loss as an exceptional item for the quarter and year ended March 31, 2013.

5	Exceptional items also includes Rs 17.53 Crore incurred under voluntary retirement scheme at a subsidiary engaged in Zinc, lead & silver operations for the quarter and year ended March 31, 2013.

6	As a part of the overall Vedanta Group consolidation and simplification exercise, the Board of Directors approved the Scheme of Amalgamation of the Company with Sesa Goa Limited with the Appointed Date as April 1, 2011, subject to requisite approvals from various statutory authorities and the Jurisdictional Hon’ble High Courts. Post approval by the shareholders of the respective companies, petitions were filed in the respective Jurisdictional High Courts. The Hon’ble High Court of Bombay at Goa by its order dated April 3, 2013 approved the Scheme of Amalgamation and Arrangement and the orders from the Hon’ble High Court of Madras are awaited.

7	(a) With respect to Vedanta Aluminium Limited (“VAL”), an associate of the Company, the Ministry of Environment and Forests (“MOEF”) rejected issuance of final stage forest clearance for Niyamgiri Mining project of Orissa Mining Corporation (“OMC”) which is one of the sources of supply of bauxite to the alumina refinery. With respect to the writ petition filed by OMC challenging the aforesaid action of MOEF, the Hon’ble Supreme Court vide its order dated April 18, 2013 has directed the State Government of Orissa to place unresolved issues and claims of the local communities under the Forest Right Act and rules before the Gram Sabha. The Gram Sabha would consider these claims and communicate the same to MOEF through the State Government of Orissa within three months. On conclusion of the proceedings of the Gram Sabha, the MOEF shall take a final decision for grant of stage II forest clearance for the Niyamgiri mining project of OMC within two months.

(b) With regard to the Expansion Project at Lanjigarh, pursuant to the Hon’ble Orissa High Court’s finding in VAL’s Review Petition that the clarification issued by MOEF on November 16, 2010 with regard to grant of environmental clearance lacked statutory authority, VAL has applied afresh for environmental clearance and the application is under process. MOEF has now sought certain clarification from the Govt. of Orissa based on which it will advise on the public hearing for the proposed expansion project. In the meantime, VAL has put the expansion activity on hold. Due to paucity of bauxite, VAL has temporarily suspended its refinery operations at Lanjigarh from December 5, 2012. A ministerial level committee is looking into the issue of bauxite supply and is expected to submit its report shortly.

The above matters are critical to the planned operations of VAL. The management expects that with the timely support of relevant authorities adequate quantity of bauxite will be secured from Orissa / other states to continue its operations and that the above issues will be satisfactorily resolved. The management of the Company has evaluated and considered good, its loans granted and investments made in VAL aggregating to Rs 12,136 Crore.

(c) The Company has, over the period invested Rs 3,563 Crore in VAL, by way of Equity Shares and Redeemable Cumulative Preference Shares. The Company has accounted for its share of losses of its associate, even though the carrying amount of the equity investment has reduced to Nil. The additional losses (including share of hedging reserves) amounting to Rs 135 Crore and Rs 574 Crore for the quarter and year ended March 31, 2013 respectively have been recognised in the results.

8	The Company has opted to publish only Consolidated Financial results. The standalone results of the Company will be available on Company’s website www.sterlite-industries.com. Additional information on standalone basis are as follows:

(Rs in Crore)

Particulars	Quarter ended 31.03.2013 (Audited) (Refer note 9)	Quarter ended 31.12.2012 (Unaudited)	Quarter ended 31.03.2012 (Unaudited) (Refer note 9)	Year ended 31.03.2013 (Audited)	Year ended 31.03.2012 (Audited)
Net Sales/Income from Operations	4,956.82	4,534.43	4,532.98	18,910.29	18,084.62
Exchange loss/(gain)	(14.38)	92.42	(63.77)	136.40	170.15
Profit before Tax & exceptional items	458.02	636.60	476.21	2,031.03	2,431.16
Exceptional items	100.00	—	423.32	100.00	423.32
Profit after exceptional items & before Tax	358.02	636.60	52.89	1,931.03	2,007.84
Profit after exceptional items & Tax	285.32	541.84	86.43	1,577.27	1,657.48

9	The figures for the quarter ended March 31, 2013 and March 31, 2012 are the balancing figures between audited figures in respect of the full financial year and the year to date figures upto the third quarter.

10	Previous Period / Year figures have been regrouped / rearranged / reworked / restated wherever necessary.

By Order of the Board

Place: Mumbai	Anil Agarwal
Dated : April 29, 2013	Chairman

STERLITE INDUSTRIES (INDIA) LIMITED

Regd. Office: SIPCOT Industrial Complex,

Madurai Bypass Road, TV Puram P.O., Tuticorin-628002, Tamilnadu

PART I	(Rs in Crore except as stated	)

STATEMENT OF AUDITED STANDALONE RESULTS FOR THE QUARTER AND YEAR ENDED MARCH 31, 2013

		Quarter ended					Year ended
S. No.	Particulars	31.03.2013 (Audited) (Refer note 8)		31.12.2012 (Unaudited)		31.03.2012 (Unaudited) (Refer note 8)	31.03.2013 (Audited)	31.03.2012 (Audited)
1	Income from Operations
	(a) Net Sales/Income from Operations (Net of excise duty)	4,956.82		4,534.43		4,532.98	18,910.29	18,084.62
	(b) Other Operating Income	3.12		1.94		1.34	10.74	7.44

	Total Income from Operations (net)	4,959.94		4,536.37		4,534.32	18,921.03	18,092.06

2	Expenses
	(a) Cost of materials consumed#	3,608.08		4,421.47		4,089.00	16,582.07	16,094.40
	(b) Purchases of stock-in-trade	7.44		4.28		2.45	11.72	12.07
	(c) Changes in inventories of finished goods, work-in-progress and stock-in-trade	786.77		(338.70)		(111.01)	371.12	(68.97)
	(d) Employee benefits expense	26.67		28.99		22.36	110.43	92.09
	(e) Depreciation and amortisation expense	46.50		43.52		50.75	162.74	162.46
	(f) Exchange loss/(gain)	(14.38)		92.42		(63.77)	136.40	170.15
	(g) Other expenses	228.83		281.44		256.98	993.75	848.92

	Total Expenses	4,689.91		4,533.42		4,246.76	18,368.23	17,311.12

3	Profit from operations before other income, finance costs and exceptional items (1-2)	270.03		2.95		287.56	552.80	780.94

4	Other Income	392.93		778.46		361.64	2,093.62	2,247.68

5	Profit from ordinary activities before finance costs and Exceptional Items (3+4)	662.96		781.41		649.20	2,646.42	3,028.62

6	Finance costs	204.94		144.81		172.99	615.39	597.46

7	Profit from ordinary activities after finance costs but before Exceptional Items (5-6)	458.02		636.60		476.21	2,031.03	2,431.16

8	Exceptional items	100.00		—		423.32	100.00	423.32

9	Profit from Ordinary Activities before tax	358.02		636.60		52.89	1,931.03	2,007.84

10	Tax expense	72.70		94.76		(33.54)	353.76	350.36

11	Net Profit from Ordinary activities after Tax	285.32		541.84		86.43	1,577.27	1,657.48

12	Extraordinary Items (net of tax expense)	—		—		—	—	—

13	Net Profit for the period	285.32		541.84		86.43	1,577.27	1,657.48

14	Paid-up equity share capital (Face value of Re. 1 each)	336.12		336.12		336.12	336.12	336.12
15	Reserves excluding Revaluation Reserves as per balance sheet						25,227.25	24,401.26
16	Earnings Per Share (Rs.) (Not annualised)*
	-Basic EPS	0.85	*	1.61	*	0.26 *	4.69	4.93
	-Diluted EPS	0.85	*	1.61	*	0.15 *	4.69	4.93
17	a) Debt to Equity Ratio						0.38	0.22
	b) Debt Service Coverage Ratio						4.30	5.07
	c) Interest Service Coverage Ratio						4.30	5.07

#

Comprises (net) of exchange (gain)/loss - Rs 11.28 Crore in Q4 FY 2012-13, Rs (9.13) Crore in Q3 FY 2012-13, Rs (39.49) Crore in Q4 FY 2011-12, Rs 324.96 Crore in FY 2012-13, Rs 456.28 Crore in FY 2011-12.

PART II

		Quarter ended			Year ended
S. No.	Particulars	31.03.2013 (Audited)	31.12.2012 (Unaudited)	31.03.2012 (Unaudited)	31.03.2013 (Audited)	31.03.2012 (Audited)
A	PARTICULARS OF SHAREHOLDING
1	Public Shareholding (Excluding shares against which ADRs are issued)
	- Number of Shares	1,120,161,691	1,127,713,699	1,150,916,415	1,120,161,691	1,150,916,415
	- Percentage of Shareholding	33.33%	33.55%	34.24%	33.33%	34.24%

2	Promoters & promoter group Shareholding (Excluding shares against which ADRs are issued) $
(a)	Pledged/Encumbered
	- Number of Shares	—	—	—	—	—
	- Percentage of shares	—	—	—	—	—
	(as a % of the total shareholding of promoter and promoter group)
	- Percentage of shares
	(as a % of the total share capital of the Company)	—	—	—	—	—
(b)	Non-encumbered
	- Number of Shares	1,791,932,643	1,791,932,643	1,791,871,911	1,791,932,643	1,791,871,911
	- Percentage of shares	100.00%	100.00%	100.00%	100.00%	100.00%
	(as a % of the total shareholding of promoter and promoter group)
	- Percentage of shares	53.31%	53.31%	53.31%	53.31%	53.31%
	(as a % of the total share capital of the Company)

$ The Promoter and Promoter group in addition to the equity shareholding also hold 4.92% of the equity capital in the form of ADR represented by 16,54,87,852 equity shares as on March 31, 2013.

	Particulars	Quarter ended 31.03.2013
B	INVESTOR COMPLAINTS
	Pending at the beginning of the quarter	—
	Received during the quarter	16
	Disposed of during the quarter	16
	Remaining unresolved at the end of the quarter	—

	(Rs in Crore)

		Quarter ended			Year ended
S. No.	Segment Information	31.03.2013 (Audited) (Refer note 8)	31.12.2012 (Unaudited)	31.03.2012 (Unaudited) (Refer note 8)	31.03.2013 (Audited)	31.03.2012 (Audited)
1	Segment Revenue
a)	Copper	4,879.59	4,442.38	4,381.00	18,367.90	17,432.61
b)	Phosphoric Acid	77.78	106.33	165.85	604.08	788.93
c)	Others	—	—	—	—	—

	Total	4,957.37	4,548.71	4,546.85	18,971.98	18,221.54

	Less: Inter Segment Revenues	0.55	14.28	13.87	61.69	136.92

	Net Sales/Income from Operations	4,956.82	4,534.43	4,532.98	18,910.29	18,084.62

2	Segment Results
	(Profit before tax & interest)
a)	Copper	265.03	109.94	222.50	719.52	1,004.59
b)	Phosphoric Acid	(8.94)	5.67	0.45	18.53	81.07
c)	Others	(0.04)	(0.12)	(0.05)	(0.30)	(0.35)

	Total	256.05	115.49	222.90	737.75	1,085.31

	Less : Finance Costs	204.94	144.81	172.99	615.39	597.46
	Add: Other unallocable income net off expenses	406.91	665.92	426.30	1,908.67	1,943.31
	Less: Exceptional Item	100.00	—	423.32	100.00	423.32

	Profit before Tax	358.02	636.60	52.89	1,931.03	2,007.84

3	Capital Employed
	(Segment Assets less Segment Liabilities)
a)	Copper	4,735.28	4,262.04	3,488.32	4,735.28	3,488.32
b)	Phosphoric Acid	230.88	276.24	288.81	230.88	288.81
c)	Others	5.00	5.05	5.02	5.00	5.02
d)	Unallocated	20,592.21	21,103.30	20,955.23	20,592.21	20,955.23

	Total	25,563.37	25,646.63	24,737.38	25,563.37	24,737.38

Others business segment represents Aluminium Foils division.

STATEMENT OF ASSETS & LIABILITIES			(Rs in Crore	)

	Particulars	As at 31.3.2013 (Audited)	As at 31.3.2012 (Audited)
A	EQUITY AND LIABILITIES
1	SHAREHOLDERS’ FUNDS
	(a) Share Capital	336.12	336.12
	(b) Reserves & Surplus	25,227.25	24,401.26

	Sub total - Shareholders’ funds	25,563.37	24,737.38

2	Non-current liabilities
	(a) Long-term borrowings	4,489.04	2,280.98
	(b) Deferred tax liabilities (Net)	396.20	320.76

	Sub total - Non-current liabilities	4,885.24	2,601.74

3	Current liabilities
	(a) Short-term borrowings	5,313.48	3,049.25
	(b) Trade payables	2,794.69	2,673.13
	(c) Other current liabilities	1,213.99	878.72
	(d) Short-term provisions	671.24	438.18

	Sub total - Current liabilities	9,993.40	7,039.28

	TOTAL - EQUITY AND LIABILITIES	40,442.01	34,378.40

B	ASSETS
1	Non-current assets
	(a) Fixed assets	2,377.76	2,202.79
	(b) Non-current investments	7,093.18	6,813.01
	(c) Long-term loans and advances	8,608.62	1,078.53
	(d) Other non-current assets	15.74	—

	Sub total - Non-current assets	18,095.30	10,094.33

2	Current assets
	(a) Current investments	504.30	1,726.12
	(b) Inventories	4,491.29	2,529.07
	(c) Trade receivables	378.58	519.86
	(d) Cash and Cash equivalents	1,805.77	1,975.98
	(e) Short-term loans and advances	15,026.38	17,448.78
	(f) Other current assets	140.39	84.26

	Sub total - Current assets	22,346.71	24,284.07

	TOTAL - ASSETS	40,442.01	34,378.40

Notes:-

1	The above results for the quarter and year ended March 31, 2013 have been reviewed by Audit Committee at its meeting. The Board of Directors at its meeting held on April 29, 2013 approved the above results and its release.

2	The Board of Directors has declared a second interim dividend of 120% which is Rs 1.20 per equity share in its meeting held on April 29, 2013. The total interim dividend for financial year 2012-13 is 230% which is Rs 2.30 per equity share and no final dividend is proposed to be declared.

3	Arising from the announcement of the Institute of Chartered Accountants of India (ICAI) on March 29, 2008 the Company had adopted Accounting Standard (AS) 30 – ‘Financial Instruments: Recognition and Measurement’ effective from accounting year ended March 31, 2008 alongwith consequential revisions to other Accounting Standards. Accordingly 4 % Convertible Senior Notes, issued in October 2009, has been accounted for as per AS 30 wherein the conversion option has been measured at the fair value through profit and loss account and the Notes carried at amortised cost. If AS 30 had not been adopted for this transaction, for the quarter and year ended March 31, 2013, other income would have been lower by Rs 5.21 Crore and Rs 29.91 Crore, finance costs would have been lower by Rs 23.43 Crore and Rs 141.47 Crore and profit after tax would have been lower by Rs 3.65 Crore and higher by Rs 73.64 Crore.

4	(a)In response to alleged public complaints of emission, Tamil Nadu Pollution Control Board (TNPCB) ordered closure of the Tuticorin Copper Smelter on March 29, 2013. The Company’s appeal against the TNPCB order has been admitted by National Green Tribunal (NGT). An expert committee constituted by NGT has submitted its report and the matter is now being heard by NGT.

(b) In the Special Leave Petition (SLP) filed by the Company against the closure order of Tuticorin copper smelter, the Hon’ble Supreme Court vide its judgment dated April 02, 2013, has set aside the order of the Madras High Court. The Supreme Court has also directed the Company to deposit Rs 100 Crore within three months with the District Collector Tuticorin for improvement of air and water environment quality in the vicinity of the plant. This amount has been recognized in the statement of profit and loss as an exceptional item for the quarter and year ended March 31, 2013.

5	As a part of the overall Vedanta Group consolidation and simplification exercise, the Board of Directors approved the Scheme of Amalgamation of the Company with Sesa Goa Limited with the Appointed Date as April 1, 2011, subject to requisite approvals from various statutory authorities and the Jurisdictional Hon’ble High Courts. Post approval by the shareholders of the respective companies, petitions were filed in the respective Jurisdictional High Courts. The Hon’ble High Court of Bombay at Goa by its order dated April 3, 2013 approved the Scheme of Amalgamation and Arrangement and the orders from the Hon’ble High Court of Madras are awaited.

6	(a) With respect to Vedanta Aluminium Limited (“VAL”), an associate of the Company, the Ministry of Environment and Forests (“MOEF”) rejected issuance of final stage forest clearance for Niyamgiri Mining project of Orissa Mining Corporation (“OMC”) which is one of the sources of supply of bauxite to the alumina refinery. With respect to the writ petition filed by OMC challenging the aforesaid action of MOEF, the Hon’ble Supreme Court vide its order dated April 18, 2013 has directed the State Government of Orissa to place unresolved issues and claims of the local communities under the Forest Right Act and rules before the Gram Sabha. The Gram Sabha would consider these claims and communicate the same to MOEF through the State Government of Orissa within three months. On conclusion of the proceedings of the Gram Sabha, the MOEF shall take a final decision for grant of stage II forest clearance for the Niyamgiri mining project of OMC within two months.

(b) With regard to the Expansion Project at Lanjigarh, pursuant to the Hon’ble Orissa High Court’s finding in VAL’s Review Petition that the clarification issued by MOEF on November 16, 2010 with regard to grant of environmental clearance lacked statutory authority, VAL has applied afresh for environmental clearance and the application is under process. MOEF has now sought certain clarification from the Govt. of Orissa based on which it will advise on the public hearing for the proposed expansion project. In the meantime, VAL has put the expansion activity on hold. Due to paucity of bauxite, VAL has temporarily suspended its refinery operations at Lanjigarh from December 5, 2012. A ministerial level committee is looking into the issue of bauxite supply and is expected to submit its report shortly.

The above matters are critical to the planned operations of VAL. The management expects that with the timely support of relevant authorities adequate quantity of bauxite will be secured from Orissa / other states to continue its operations and that the above issues will be satisfactorily resolved. The management of the Company has evaluated and considered good, its loans granted and investments made in VAL aggregating to Rs 12,136 Crore.

7	Formulae for computation of ratios are as follows:-

Debt Equity Ratio =	Paid up Debt Capital /(Paid up equity capital + Reserves and Surplus)

Debt Service Coverage Ratio =	Earnings before Interest and tax /(Interest expense + Principal payments made during the period for long term loans)

Interest Service Coverage Ratio =	Earnings before Interest and tax / Interest expense

8	The figures for the quarter ended March 31, 2013 and March 31, 2012 are the balancing figures between audited figures in respect of the full financial year and the year to date figures upto the third quarter.

9	Previous Period / Year figures have been regrouped / rearranged / reworked / restated wherever necessary.

By order of the Board

Place: Mumbai	Anil Agarwal
Dated : April 29, 2013	Chairman